UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

P10, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

69376K106

(CUSIP Number)

Adam W. Finerman, Esq.

BakerHostetler

45 Rockefeller Plaza

New York, New York 10111

(212) 589-4233

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69376K106

1	NAMES OF REPORTING PERSONS 210 Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,673,970 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,667,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,667,397 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% (3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(2)	These shares include: (i) 2,000,000 shares of Class A common stock; and (ii) 5,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(3)

Based on the sum of (i) 54,850,578 shares of Class A common stock outstanding as of November 4, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 8, 2024, plus (ii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 20, 2024, plus (iii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 25, 2024, plus (iv) 5,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock.

CUSIP No. 69376K106

1	NAMES OF REPORTING PERSONS 210/P10 Acquisition Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,673,970 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,667,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,667,397 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% (3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(2)	These shares include: (i) 2,000,000 shares of Class A common stock; and (ii) 5,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(3)

Based on the sum of (i) 54,850,578 shares of Class A common stock outstanding as of November 4, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 8, 2024, plus (ii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 20, 2024, plus (iii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 25, 2024, plus (iv) 5,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock.

CUSIP No. 69376K106

1	NAMES OF REPORTING PERSONS CCW/LAW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,673,970 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,667,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,667,397 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% (3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(2)	These shares include: (i) 2,000,000 shares of Class A common stock; and (ii) 5,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(3)

Based on the sum of (i) 54,850,578 shares of Class A common stock outstanding as of November 4, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 8, 2024, plus (ii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 20, 2024, plus (iii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 25, 2024, plus (iv) 5,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock.

CUSIP No. 69376K106

1	NAMES OF REPORTING PERSONS Covenant RHA Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,673,970 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,667,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,667,397 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% (3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(2)	These shares include: (i) 2,000,000 shares of Class A common stock; and (ii) 5,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(3)

Based on the sum of (i) 54,850,578 shares of Class A common stock outstanding as of November 4, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 8, 2024, plus (ii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 20, 2024, plus (iii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 25, 2024, plus (iv) 5,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock.

CUSIP No. 69376K106

1	NAMES OF REPORTING PERSONS RHA Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,673,970 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,667,397

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,667,397 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% (3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(2)	These shares include: (i) 2,000,000 shares of Class A common stock; and (ii) 5,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(3)

Based on the sum of (i) 54,850,578 shares of Class A common stock outstanding as of November 4, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 8, 2024, plus (ii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 20, 2024, plus (iii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 25, 2024, plus (iv) 5,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock.

CUSIP No. 69376K106

1	NAMES OF REPORTING PERSONS Robert Alpert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 425,093 (1)
	8	SHARED VOTING POWER 58,673,970 (2)
	9	SOLE DISPOSITIVE POWER 425,093 (1)
	10	SHARED DISPOSITIVE POWER 7,667,397 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,092,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	This amount includes 425,093 shares of Class A common stock underlying stock options held by the Reporting Person that are exercisable within 60 days of the date hereof.
(2)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(3)	These shares include: (i) 2,000,000 shares of Class A common stock; and (ii) 5,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(4)

Based on the sum of (i) 54,850,578 shares of Class A common stock outstanding as of November 4, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 8, 2024, plus (ii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 20, 2024, plus (iii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 25, 2024, plus (iv) 5,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock, plus (v) 425,093 shares of Class A common stock underlying stock options held by Mr. Alpert that are exercisable as of the date hereof.

CUSIP No. 69376K106

1	NAMES OF REPORTING PERSONS C. Clark Webb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 425,093 (1)
	8	SHARED VOTING POWER 58,673,970 (2)
	9	SOLE DISPOSITIVE POWER 425,093 (1)
	10	SHARED DISPOSITIVE POWER 7,667,397 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,092,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	This amount includes 425,093 shares of Class A common stock underlying stock options held by the Reporting Person that are exercisable within 60 days of the date hereof.
(2)

This figure gives effect to the voting power of the Class B common stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A “Sunset” is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the “Charter”)) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.

(3)	These shares include: (i) 2,000,000 shares of Class A common stock; and (ii) 5,667,397 shares of Class B common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
(4)

Based on the sum of (i) 54,850,578 shares of Class A common stock outstanding as of November 4, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on November 8, 2024, plus (ii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 20, 2024, plus (iii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 25, 2024, plus (iv) 5,667,397 shares of Class B common stock that may be converted by the Reporting Persons into an equivalent number of shares of Class A common stock, plus (v) 425,093 shares of Class A common stock underlying stock options held by Mr. Webb that are exercisable as of the date hereof.

CUSIP No. 69376K106

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends the items included herein that were contained in the Schedule 13D filed on December 20, 2023, as amended by Amendment No. 1 filed October 8, 2024, Amendment No. 2 filed November 12, 2024, and Amendment No. 3 filed November 22, 2024 (the “Original Schedule 13D”, and together with this Amendment, this “Schedule 13D”) relating to shares of Class A common stock, par value $0.001 per shares, and shares of Class B common stock, par value $0.001 per shares, of P10, Inc., a Delaware corporation (the “Issuer”), filed by: (i) 210/P10 Acquisition Partners, LLC, a Texas limited liability company (“210/P10”); (ii) 210 Capital, LLC, a Delaware limited liability company (“210 Capital”); (iii) Covenant RHA Partners, L.P., a Texas limited partnership (“RHA Partners”); (iv) CCW/LAW Holdings, LLC, a Texas limited liability company (“CCW Holdings”); (v) RHA Investments, Inc., a Texas corporation (“RHA Investments”); (vi) Robert Alpert; and (vii) C. Clark Webb (each, a “Reporting Person” and collectively, the “Reporting Persons”).

On November 25, 2024, the Reporting Persons effected sales that, in the aggregate, resulted in the disposition of beneficial ownership of an amount equal to one percent or more of the outstanding shares Class A common stock of the Issuer. This Amendment is being filed to, among other things, update the information regarding the beneficial ownership of the shares of Class A common stock of the Issuer held by the Reporting Persons.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)	The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference herein.

210/P10 is the direct beneficial holder of 2,000,000 shares of Class A common stock and the 5,667,397 shares of Class B common stock that may be deemed to be beneficially owned by each Reporting Person. The holders of Class B Common Stock may elect to convert on a one-for-one basis into Class A Common Stock at any time.

210/P10 is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole manager. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, each of 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb may be deemed to beneficially own such shares of Class A and Class B common stock. In addition, (i) Mr. Alpert may be deemed to beneficially own 425,093 shares of Class A common stock issuable upon exercise of exercisable stock options; and (ii) Mr. Webb may be deemed to beneficially own 425,093 shares of Class A common stock issuable upon exercise of exercisable stock options.

However, each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities or rights to acquire securities directly held by any other Reporting Person covered by this Schedule 13D.

(c)

Except as described herein and on Appendix A, none of the Reporting Persons have effected any transactions with respect to shares of Class A common stock or Class B common stock of the Issuer during the past 60 days or since the filing of the Original Schedule 13D, whichever is less.

(d)

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Class A common stock or Class B common stock of the Issuer held by the Reporting Persons.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2024

210/P10 ACQUISITION PARTNERS, LLC
By:	210 Capital, LLC
Its:	Member

By:	/s/ Robert Alpert
Its:	Authorized Signatory

210 CAPITAL, LLC
By:	Covenant RHA Partners, L.P.
Its:	Member

By:	/s/ Robert Alpert
Its:	Authorized Signatory

By:	CCW/LAW Holdings, LLC
Its:	Member

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

CCW/LAW HOLDINGS, LLC

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

COVENANT RHA PARTNERS, L.P.
By:	RHA Investments, Inc.
Its:	Member

By:	/s/ Robert Alpert
Its:	Authorized Signatory

RHA INVESTMENTS, INC.

By:	/s/ Robert Alpert
Its:	President

/s/ Robert Alpert
ROBERT ALPERT

/s/ C. Clark Webb
C. CLARK WEBB

Appendix A

For each Reporting Person listed below, the following table sets forth information regarding transactions involving shares of Class A common stock or Class B common stock of the Issuer effected during the 60 days ended November 27, 2024, including the aggregate number of shares acquired or disposed of, the date of the transaction, the price per share, the aggregate proceeds and where and how the transaction were effected.

Name of Reporting Person	Number and Type of shares of common stock acquired or (disposed)	Class of common stock	Date	Price Per Share	Aggregate Proceeds	Where and How the Transaction was Effected
210/P10	(1,460,972)	Class A	11/25/2024	$13.9886	$20.437 M	Open market sale
210/P10	(2,000,000)	Class B	11/25/2024	$0	N/A	Voluntary conversion of Class B shares into Class A shares
210/P10	2,000,000	Class A	11/25/2024	$0	N/A	Voluntary conversion of Class B shares into Class A shares
Robert Alpert	(339,028)	Class A	11/25/2024	$14.1389	$4.793 M	Open market sale
210/P10	(289,028)	Class A	11/26/2024	$13.9482	$4.031 M	Open market sale
210/P10	(250,000)	Class A	11/27/2024	$14.0347	$3.509 M	Open market sale